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                                            Filed by Galileo International, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed to be filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company: Galileo International, Inc.
                                                   Commission File No. 333-64738

                              [GALILEO LETTERHEAD]

                                 August 1, 2001

Dear Participant in the Galileo International Savings and Investment Plan (the "Plan"):

         Enclosed with this letter is a voting instruction form that is being mailed to all Plan participants whose accounts are credited with shares of Galileo International, Inc. common stock in the Plan's Company Stock Fund. Also enclosed are the Notice of Special Meeting and proxy statement relating to the special meeting of Galileo stockholders to be held on August 30, 2001. If you have not received any of these documents, please contact the undersigned.

         The Plan provides for pass-through voting of shares held in the Plan's Company Stock Fund to Plan participants. This means that shares credited to your Plan account will be voted by the Plan's Trustee in accordance with your directions if you properly complete and return your voting instruction form or complete the telephonic or Internet procedures described on the form. You should be aware that:

- If you sign and send in your voting instruction form but do not indicate how you want to vote, the shares credited to your Plan account will be voted "FOR" adoption of the merger agreement.

- If you do not send in your voting instruction form or complete the telephonic or Internet procedures, the Plan Trustee will not vote these shares and they will therefore count as votes against the adoption of the merger agreement.

         The foregoing description of the manner in which shares held in the Plan's stock fund will be voted supersedes all prior descriptions contained in proxy materials that you may have received, including any references to the manner in which those shares would be voted contained in the proxy card previously sent to Galileo's stockholders of record. The number of shares credited to your Plan account is determined as of the close of business on July 23, 2001.

         Please be advised that voting instructions sent to the Plan Trustee will be tabulated by LaSalle Bank N.A. Your direction to the Plan Trustee or your decision to refrain from voting will be kept confidential from Galileo and Cendant Corporation and will not be used to adversely affect your employment status in any way.
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         Please promptly complete and submit your voting instructions according to the instructions on the form. Your voting instructions must be received by LaSalle Bank N.A. no later than August 28, 2001.

                               Very Truly Yours,

                               /s/ Lyn Bulman
                               Lyn Bulman, on behalf of the
                               Employee Plans Administrative Committee for the Galileo International Savings and Investment Plan

THIS DOCUMENT IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. CENDANT AND GALILEO HAVE FILED A PROXY STATEMENT-PROSPECTUS DATED JULY 25, 2001 AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER TRANSACTION WITH THE SEC. INVESTORS ARE URGED TO READ THIS PROXY STATEMENT-PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. YOU CAN OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, YOU MAY OBTAIN DOCUMENTS FILED WITH THE SEC BY GALILEO FREE OF CHARGE BY REQUESTING THEM IN WRITING FROM GALILEO, 9700 WEST HIGGINS ROAD, SUITE 400, ROSEMONT, ILL, 60018, ATTENTION:
INVESTOR RELATIONS, OR BY TELEPHONE AT (847) 518-4000.

GALILEO AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM GALILEO'S STOCKHOLDERS. A LIST OF THE NAMES OF THOSE DIRECTORS AND EXECUTIVE OFFICERS AND DESCRIPTIONS OF THEIR INTERESTS IN GALILEO AND THIS TRANSACTION ARE CONTAINED IN THE PROXY STATEMENT-PROSPECTUS DATED JULY 25, 2001.